Exhibit 99.5

Joel E. Elkins (SBN 256020)

jelkins@weisslawllp.com

WEISSLAW LLP

9107 Wilshire Blvd., Suite 450

Beverly Hills, CA 90210

Telephone: 310/208-2800

Facsimile: 310/209-2348

Attorneys for Plaintiff

[Additional counsel appear on signature page]

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

STEPHEN BUSHANSKY, On Behalf of Himself and All Others Similarly Situated,,

Plaintiff ,

vs.

GIGAMON INC., COREY M. MULLOY, PAUL A. HOOPER, ARTHUR W. COVIELLO, JR., TED C. HO, JOHN H. KISPERT, PAUL MILBURY, MICHAEL C. RUETTGERS, ROBERT E. SWITZ, JOAN A. DEMPSEY, and DARIO ZAMARIAN,,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	CASE NO. CLASS ACTION CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS JURY TRIAL DEMANDED

Plaintiff Stephen Bushansky (“Plaintiff”), individually and on behalf of all others similarly situated, by and through his undersigned counsel, alleges the following upon information and belief, including an examination and inquiry conducted by and through his counsel, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.    Plaintiff brings this class action on behalf of the public stockholders of Gigamon Inc. (“Gigamon” or the “Company”) against Gigamon and the members of Gigamon’s Board of Directors (the “Board” or the “Individual Defendants”) for their violations of Section 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(a), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14a-9, 17 C.F.R. 240.14a-9, arising out of their attempt to sell the Company to Elliott Management Corporation (“Elliott”) through Ginsberg Holdco, Inc. (“Newco”) and Ginsberg Merger Sub, Inc. (“Merger Sub”), entities formed by Elliott Associates, L.P. with equity commitments from Elliot Associates, L.P. and Elliott International, L.P. (the “Elliott Funds”) (the “Proposed Transaction”).

2.    On October 26, 2017, the Company issued a press release announcing that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) to sell Gigamon to Elliott for $38.50 per share in cash (the “Merger Consideration”). The Proposed Transaction is valued at approximately $1.6 billion.

3.    On November 24, 2017, Gigamon filed a Definitive Proxy Statement on Schedule 14A (the “Proxy”) with the SEC. The Proxy, which recommends that Gigamon stockholders vote in favor of the Proposed Transaction, omits or misrepresents material information concerning, among other things: (i) the background process leading up to the Proposed Transaction; (ii) the valuation analyses prepared by the Company’s financial advisor Goldman Sachs & Co. LLC (“Goldman Sachs”) in connection with the rendering of its fairness opinion; (iii) Gigamon management’s

4.    In short, the Proposed Transaction is designed to unlawfully divest Gigamon’s public stockholders of the Company’s valuable assets without fully disclosing all material information concerning the Proposed Transaction to Company stockholders. To remedy defendants’ Exchange Act violations, Plaintiff seeks to enjoin the stockholder vote unless and until such problems are remedied.

JURISDICTION AND VENUE

5.    This Court has jurisdiction over the claims asserted herein for violations of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. §1331 (federal question jurisdiction).

6.    This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper in this District pursuant to 28 U.S.C. § 1391 because Plaintiff’s claims arose in this District, where a substantial portion of the actionable conduct took place, where most of the documents are electronically stored, and where the evidence exists. Gigamon is incorporated in Delaware and is headquartered in this District. Moreover, each of the Individual Defendants, as Company officers or directors, either resides in this District or has extensive contacts within this District.

THE PARTIES

8.    Plaintiff is, and has been at all times relevant hereto, a continuous stockholder of Gigamon.

9.    Defendant Gigamon is a Delaware corporation, with its principal executive offices located at 3300 Olcott Street, Santa Clara, California 95054. Gigamon’s common stock is traded on the New York Stock Exchange under the ticker symbol “GIMO.”

10.    Defendant Corey M. Mulloy (“Mulloy”) has served as Chairman of the Board since March 2013 and a director of the Company since January 2010.

11.    Defendant Paul A. Hooper (“Hooper”) has served as the Company’s Chief Executive Officer (“CEO”) and a director of the Company since December 2012.

12.    Defendant Arthur W. Coviello, Jr. (“Coviello”) has been a director of the Company since April 2017.

13.    Defendant Ted C. Ho (“Ho”) has been a director of the Company since August 2014.

14.    Defendant John H. Kispert (“Kispert”) has been a director of the Company since December 2013.

15.    Defendant Paul J. Milbury (“Milbury”) has been a director of the Company since January 2014.

16.    Defendant Michael C. Ruettgers (“Ruettgers”) has been a director of the Company since December 2010.

17.    Defendant Robert E. Switz (“Switz”) has been a director of the Company since June 2015.

18.    Defendant Joan A. Dempsey (“Dempsey”) has been a director of the Company since June 2016.

19.    Defendant Dario Zamarian (“Zamarian”) has been a director of the Company since January 2017.

20.    Defendants identified in paragraphs 10-19 are collectively referred to herein as the “Board or the “Individual Defendants.”

OTHER RELEVANT ENTITIES

21.    Elliot manages two multi-strategy investment funds with a combined $34 billion of assets under management.

22.    The Elliot Funds are funds affiliated with Elliott and have provided Newco and Merger Sub with equity commitments in connection with the Proposed Transaction.

23.    Newco is a Delaware corporation and was formed by Elliot Associates, L.P.

24.    Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Newco.

CLASS ACTION ALLEGATIONS

25.    Plaintiff brings this action as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons and entities that own Gigamon common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

26.    Plaintiff’s claims are properly maintainable as a class action under Rule 23 of the Federal Rules of Civil Procedure.

27.    The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of November 20, 2017, there were 37,812,738 shares of Company common stock outstanding. All

28.    Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member, including, inter alia:

(a)    Whether defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder;

(b)    Whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

(c)    Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Transaction consummated.

29.    Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff has retained competent counsel experienced in litigation of this nature.

30.    A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

31.    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Company Background and Sale Process

32.    Gigamon designs, develops and sells products and services that provide customers with visibility and control of network traffic. The Company serves global enterprises, governments and service providers that seek to maintain and improve the security, reliability and performance of their network infrastructure.

33.    The Company’s Visibility Platform was built to help organizations optimize their physical and virtual network infrastructure. In 2016, Gigamon extended its Visibility Platform into the public cloud with the Visibility Platform on Amazon Web Services, and in September 2017, further extend the Visibility Platform to include the Microsoft Azure environment.

34.    On March 14, 2017, a private equity sponsor (“Party A”) contacted defendant Hooper to express its interest in acquiring Gigamon.

35.    On May 8, 2017, a representative from Elliott notified defendant Hooper that Elliott had acquired an equity stake in the Company. The Elliott representative revealed that Elliott planned to disclose its equity accumulation and would convey its thoughts and recommendations with respect to Gigamon’s strategic options. On that same day, Elliott filed a Schedule 13D with the SEC stating that it had accumulated beneficial ownership of around 7.2% of Gigamon’s outstanding shares of common stock.

36.    On May 9, 2017, a representative of an interested party (“Party B”) contacted defendant Hooper regarding an alternate merger proposal.

37.    Then, on May 14, 2017, the Board, management, and Goldman Sachs met to discuss management’s meetings with Elliott regarding a potential acquisition. Those present determined to delay the initiation of an exploratory sale process until the end of the Company’s second quarter, which was expected to be strong. The Board then directed management to prepare long-term financial projections for the Board to review.

38.    Throughout early June 2017, the Board continued to consult with Goldman Sachs about the potential sale of the Company, particularly regarding the interest expressed by Elliott. On June 14, 2017, defendants Hooper and Mulloy received an email from a representative of Elliott, which detailed Elliott’s continued interest in Gigamon and included “statements and sentiments from other Gigamon investors who shared similar views on the Company.” Proxy at 34.

39.    On June 20, 2017, Goldman Sachs informed the Board that eight additional financial sponsors contacted Gigamon or Goldman Sachs representatives to express their interest in the Company.

40.    The Board met to review a preliminary report on Gigamon’s second quarter results on July 2, 2017. The Board discussed whether it would be prudent to initiate the exploratory sale process in light of the second quarter financial results and determined that it would start the process. The Board directed Goldman Sachs to confidentially contact potential strategic parties and potential financial sponsors to measure their level of interest in Gigamon.

41.    On July 7, 2017, the Board created a committee (the “Transaction Committee”) charged with supervising the sale process. The Transaction Committee was comprised of defendants Mulloy, Dempsey, and Milbury.

42.    During the first two weeks of July, the Board directed Goldman Sachs to contact seventeen potential strategic parties and eighteen potential financial sponsors, of which five strategic parties and nine financial sponsors entered into confidentiality agreements with Gigamon. The Proxy fails to disclose whether these confidentiality agreements contain “don’t-ask-don’t-waive” (“DADW”) standstill provisions that are presently precluding these parties from submitting a topping bid for the Company. Throughout July and August, five strategic parties and eight financial sponsors participated in management meetings with Gigamon.

43.    On July 31, 2017 Gigamon received the first round of proposals. Party A’s proposed share price was between $42-43, Party B’s proposed price was between $40-41 per share, and Elliott’s proposal was between $44-46 per share.

44.    On September 7, 2017, Party A informed Goldman Sachs that it would not submit a proposal to acquire Gigamon

45.    Elliott and Gigamon continued to negotiate the offer price and on September 21, 2017, Elliott indicated to Gigamon that $42.50 was its best and final offer. On September 26, 2017, Goldman Sachs informed Elliot that the $42.50 offer price was acceptable.

46.    However, after Gigmon released its third quarter financial results at the end of September 2017, Elliott revised its offer and proposed a share price of $38.00. Following negotiations, Elliott agreed to a per share price of $38.50.

47.    On October 24, 2017, the Board met to discuss the Proposed Transaction and decided to accept Elliott’s offer of $38.50 per share.

48.    On October 26, 2017, the Board convened in a special meeting at which Goldman Sachs delivered its fairness opinion. The Board approved the Merger Agreement and the parties subsequently executed the Merger Agreement.

The Proposed Transaction

49.    On October 26, 2017, Gigamon and Elliott issued a joint press release announcing the Proposed Transaction, which stated in relevant part:

SANTA CLARA, Calif., Oct. 26, 2017 — Gigamon Inc. (NYSE: GIMO) (“Gigamon” or the “Company”), the industry leader in traffic visibility solutions, and Elliott Management (“Elliott”), a leading multi-strategy private investment firm, today announced that they have entered into a definitive agreement under which Elliott will acquire Gigamon for $38.50 per share in cash, for a total value of approximately $1.6 billion. Upon completion of the transaction, Gigamon will become a privately held company. Elliott’s investment is being led by its private equity affiliate, Evergreen Coast Capital (“Evergreen”).

Under the terms of the agreement, Gigamon shareholders will receive $38.50 in cash for each share of Gigamon common stock held. The purchase price represents a premium of approximately 21% to the Company’s unaffected closing price on April 28, 2017, the day following the Company’s release of its first quarter 2017 financial results and the date on which Elliot became required to file a Schedule 13D with respect to its ownership interest in Gigamon. The agreement was unanimously approved by the Gigamon Board of Directors.

* * *

“As the leading provider of visibility solutions that enable enterprises to guard against network and data breaches, Gigamon has a strong track record of innovation and delivering customer value that makes it a compelling investment,” said Jesse Cohn, Partner at Elliott. “In partnership with Evergreen Coast Capital, our private equity affiliate, this is a landmark transaction in our long history of investing in leading enterprise technology businesses. We look forward to working with the management team and employees of Gigamon to build on the Company’s leadership and extend its global relationships with customers and partners.”

“This transaction represents a unique opportunity to invest in the industry-leading visibility solution in a product category that is critical to enterprise security,” said Isaac Kim, Managing Director of Evergreen. “Working alongside our team of operating executives, we look forward to supporting the Company to drive long-term growth through continued product development, investment in the Company’s large community of channel partners and exploring acquisitions to further bolster innovation.”

Insiders’ Interests in the Proposed Transaction

50.    Elliott and Gigamon insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Gigamon.

51.    Moreover, pursuant to the terms of their amended and restated employment agreements, upon consummation of the Proposed Transaction, all outstanding Company options, unvested shares of restricted common stock, and restricted stock units will convert into the right to receive cash payments. The following table sets forth the equity payments the Company’s directors and executive officers stand to receive:

Name	Shares Held (#) (1)(2)	Shares Held ($)	Options (#)	Options ($)	Restricted Stock Units Held (#) (2)	Restricted Stock Units Held ($)	Total ($)
Paul A. Hooper	129,616	$4,990,216	369,875	$6,531,795	—	—	11,522,011
Rex S. Jackson	25,000	962,500	—	—	50,000	1,925,000	2,887,500
Shehzad T. Merchant	44,235	1,703,048	42,639	742,477	41,800	1,609,302	4,054,827
Sachi Sambandan	37,361	1,438,399	121,948	2,436,272	49,258	1,896,434	5,771,105
Burney Barker	0	0	—	—	55,000	2,117,500	2,117,500
Paul B. Shinn	12,399	477,362	67,007	1,183,976	35,131	1,352,544	3,013,882
Helmut Wilke	49,131	1,891,544	28,160	651,544	51,122	1,968,197	4,511,285
Corey M. Mulloy	112,430	4,328,555	16,959	356,817	5,082	195,657	4,881,029

52.    Further, if they are terminated in connection with the Proposed Transaction, the Company’s named executive officers are set to receive substantial cash payments in the form of golden parachute compensation, as set forth in the following table:

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Paul A. Hooper	$435,000	$7,858,556	$24,000	$8,317,556
Rex S. Jackson	$177,500	$2,767,188	$12,000	$2,956,688
Michael J. Burns (4)	—	—	—	—
Shehzad T. Merchant	$161,500	$2,745,401	$12,000	$2,918,901
Sachi Sambandan	$158,000	$3,189,893	$12,000	$3,359,893
Helmut G. Wilke	$165,000	$2,619,742	$12,000	$2,769,742

The Proxy Contains Material Misstatements or Omissions

53.    Defendants filed a materially incomplete and misleading Proxy with the SEC and disseminated it to Gigamon’s stockholders. The Proxy misrepresents or omits material information that is necessary for the Company’s stockholders to make an informed voting or appraisal decision in connection with the Proposed Transaction.

54.    Specifically, as set forth below, the Proxy fails to provide Company stockholders with material information or provides them with materially misleading information concerning: (i) the background process leading up to the Proposed Transaction; (ii) the valuation analyses prepared by the Company’s financial advisor Goldman Sachs in connection with the rendering of its fairness opinion; (iii) Gigamon management’s projections; and (iv) Gigamon insiders’ potential conflicts of interest. Accordingly, Gigamon stockholders are being asked to vote for the Proposed Transaction without all material information at their disposal.

Material Omissions Concerning the Background Process of the Proposed Transaction

55.    The Proxy omits material information relating to the sale process leading up to the Proposed Transaction.

56.    The Proxy fails to disclose the modifications the Board requested Gigamon’s management make to the draft financial projections at the May 30, 2017 Board meeting.

57.    Critically, the Proxy also fails to expressly indicate whether the confidentiality agreements Gigamon entered into with five strategic parties and nine financial sponsors are still in effect and/or contain DADW standstill provisions that are presently precluding each and every one of these parties from making a topping bid for the Company.

58.    The disclosure of the terms of any standstill provisions is crucial to Gigamon stockholders being fully informed of whether their fiduciaries have put in place restrictive devices to foreclose a topping bid for the Company.

59.    The omission of this information renders the statements in the “Background of the Merger” section of the Proxy false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Goldman Sachs’ Financial Analyses

60.    The Proxy describes Goldman Sachs’ fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Goldman Sachs’ fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Gigamon’s public stockholders are unable to fully understand these analyses and, thus, are unable to determine what weight, if any, to place on Goldman Sachs’ fairness opinion in determining whether to vote in favor of the Proposed Transaction or seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Gigamon’s stockholders.

61.    With respect to Goldman Sachs’ Selected Companies Analysis, the Proxy fails to disclose the (i) five-year compound annual growth rate of earnings per share; (ii) NTM EV/EBITDA multiple; (iii) growth adjusted NTM EV/EBITDA multiple; (iv) NTM P/E ratio; and (v) NTM P/E/G ratio for each the selected companies observed by Goldman Sachs. Additionally, the Proxy fails to disclose why the NTM P/E ratio and NTM P/E/G ratio for FireEye and NTM EV/EBITDA multiple for Hewlett-Packard were deemed “not meaningful” and excluded from the analysis.

62.    With respect to Goldman Sachs’ Selected Transactions Analysis, the Proxy fails to disclose the (i) LTM transaction revenue multiple; (ii) LTM transaction EBITDA multiple; (iii) NTM transaction revenue multiple; (iv) NTM transaction P/E ratio; and (v) NTM transaction EBITDA multiple for each of the selected transactions observed by Goldman Sachs in the analysis as well as the Company’s net debt used in the analysis.

63.    With respect to Goldman Sachs’ Illustrative Present Value of Future Share Price Analysis, the Proxy fails to disclose the specific inputs used to derive the discount rate of 16.5% used in the analysis.

64.    With respect to Goldman Sachs’ Illustrative Discounted Cash Flow Analysis, the Proxy fails to disclose (i) the terminal year estimate of the free cash flow to be generated by Gigamon used to derive the range of terminal values of Gigamon in the analysis; (ii) the Company’s net debt used in the analysis; (iii) the implied terminal value multiples resulting from the analysis; and (iv) the inputs and assumptions underlying the discount rate range of 16.5% to 18.5%.

65.    When a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

66.    The omission of this information renders the statements in the “Fairness Opinion of Goldman Sachs & Co. LLC” and section of the Proxy false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Gigamon Management’s Financial Projections

67.    The Proxy fails to disclose material information relating to the Company’s projections provided by Gigamon’s management and relied upon by Goldman Sachs for its analyses.

68.    With respect to each of the upside case projections (“Case A”), base-case projections (“Case B”), downside case projections (“Case C”) and Updated Case C Projections, the Proxy fails to disclose the (i) stock-based compensation figures over the projection period; and (ii) the definition of unlevered free cash flow.

69.    The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

70.    The omission of this information renders the statements in the “Management Projections” section of the Proxy false and/or materially misleading in contravention of the Exchange Act.

Material Omissions Concerning Company Insiders’ Potential Conflicts of Interest

71.    The Proxy also materially misleads stockholders as to the potential conflicts of interest faced by Gigamon management.

72.    The Proxy fails to disclose whether any members of Gigamon management or the Board will continue with the post-close company, as well as the details of any employment related discussions and negotiations that occurred between Elliott and Gigamon executive officers, including who participated in all such communications, when they occurred, and their content. The Proxy further fails to disclose whether any of Elliott’s prior proposals or indications of interest mentioned management retention.

73.    Communications regarding post-transaction employment and merger-related benefits during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

74.    The omission of this information renders the statements in the “Background of the Merger” and “Interests of Gigamon’s Directors and Executive Officers in the Merger” sections of the Proxy false and/or materially misleading in contravention of the Exchange Act.

75.    Less than a year before the announcement of the Proposed Transaction of $38.50 per share, the Company’s stock price closed at $60.35 per share. It is important that the defendants disclose the material information omitted from the Proxy so that Gigamon stockholders are able to make an informed decision about whether the Merger Consideration is fair and whether they should vote in favor of the Proposed Transaction or seek to exercise their appraisal rights.

76.    The Individual Defendants were aware of their duty to disclose this information and acted negligently (if not deliberately) in failing to include this information in the Proxy. Absent disclosure of the foregoing material information prior to the stockholder vote on the Proposed

CLAIMS FOR RELIEF

COUNT I

Class Claims Against All Defendants for Violations of

Section 14(a) of the Exchange Act And SEC Rule 14a-9

77.    Plaintiff repeats all previous allegations as if set forth in full.

78.    During the relevant period, defendants disseminated the false and misleading Proxy specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in violation of Section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

79.    By virtue of their positions within the Company, the defendants were aware of this information and of their duty to disclose this information in the Proxy. The Proxy was prepared, reviewed, and/or disseminated by the defendants. The Proxy misrepresented and/or omitted material facts, including material information about the background leading up to the Proposed Transaction, the financial analyses performed by the Company’s financial advisor, and potential conflicts of interest faced by Gigamon insiders. The defendants were at least negligent in filing the Proxy with these materially false and misleading statements.

80.    The omissions and false and misleading statements in the Proxy are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the Proxy and in other information reasonably available to stockholders.

81.    By reason of the foregoing, the defendants have violated Section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

82.    Because of the false and misleading statements in the Proxy, Plaintiff and the Class are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Class Claims Against the Individual Defendants for

Violation of Section 20(a) of the Exchange Act

83.    Plaintiff repeats all previous allegations as if set forth in full.

84.    The Individual Defendants acted as controlling persons of Gigamon within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers or directors of Gigamon and participation in or awareness of the Company’s operations or intimate knowledge of the false statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

85.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

86.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Proxy at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were, thus, directly involved in the making of this document.

87.    In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Transaction. The Proxy purports to describe the various issues and information that they reviewed and considered — descriptions which had input from the Individual Defendants.

88.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

89.    Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor on behalf of Gigamon, and against defendants, as follows:

A.    Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B.    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.    In the event defendants consummate the Proposed Transaction, rescinding it and

JURY DEMAND

Plaintiff demands a trial by jury on all claims and issues so triable.

Dated: November 29, 2017	WEISSLAW LLP
Joel E. Elkins

By: /s/ Joel E. Elkins
Joel E. Elkins
9107 Wilshire Blvd., Suite 450
Beverly Hills, CA 90210
Telephone: 310/208-2800
Facsimile: 310/209-2348
-and-
Richard A. Acocelli
1500 Broadway, 16th Floor
New York, NY 10036
Telephone: 212/682-3025
Facsimile: 212/682-3010

Attorneys for Plaintiff and

the Proposed Class

CERTIFICATION PURSUANT TO FEDERAL SECURITIES LAWS

The undersigned certifies as follows:

1.    I have reviewed the complaint in this matter against Gigamon Inc. (“Gigamon”) and others and authorized the filing thereof.

2.    I did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in any private action.

3.    I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4.    My transactions in Gigamon securities that are the subject of the complaint during the class period specified in the complaint are set forth in the chart attached hereto.

5.    I have not sought to serve or served as a class representative under the federal securities laws in the last three years, other than as listed below (if any):

6.    I will not accept any payment for serving as a representative party beyond the undersigned’s pro rata share of any recovery, except as ordered or approved by the court, including any award for reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I hereby certify, under penalty of perjury, that the foregoing is true and correct.

/s/ Stephen Bushansky
Stephen Bushansky

Transaction (Purchase or Sale)	Trade Date	Quantity	Price per Share
Purchase	09/11/2017	50	$43.84